# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIEBOLD NIXDORF, Inc, CIK 0000028823
CUSIP: 253651202
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 350 ORCHARD AVENUE, NE, NORTH CANTON, Ohio (OH), 44720-2556
Date of event which requires filing of this statement: 05/15/2025
Amends the filing with accession number 0000899140-24-001095
Filed by CIK 0001826937
Persons authorized to receive notices and communications: Jay Schoenfarber, Hein Park Capital Management LP, 888 Seventh Avenue, 41st Floor, New York, New York (NY), 10019, 212-299-4785

## Reporting persons
- Hein Park Capital Management LP (CIK 0001826937): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,542,511; sole dispositive power 0; shared dispositive power 1,542,511; aggregate amount beneficially owned 1,542,511 (4.14% of the class)
- Hein Park Capital Management GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,542,511; sole dispositive power 0; shared dispositive power 1,542,511; aggregate amount beneficially owned 1,542,511 (4.14% of the class)
- Courtney W. Carson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,542,511; sole dispositive power 0; shared dispositive power 1,542,511; aggregate amount beneficially owned 1,542,511 (4.14% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: DIEBOLD NIXDORF, Inc
Address of issuer's principal executive offices: 350 ORCHARD AVENUE, NE, NORTH CANTON, Ohio (OH), 44720-2556

## Item 2. Identity and Background
Name of person filing:
(a) This Amendment No. 4 (the "Amendment") amends the statement on Schedule 13D originally filed by the Reporting Persons on August 21, 2023, as amended by Amendment No. 1 thereto filed on March 22, 2024 and by Amendment No. 2 thereto filed on July 23, 2024 and by Amendment No. 3 filed October 22, 2024 (as amended, the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged. This Schedule 13D is being jointly filed by each of the following persons:
(1) Hein Park Capital Management LP ("Hein Park")
(2) Hein Park Capital Management GP LLC ("Hein Park GP"); and
(3) Courtney W. Carson ("Carson").
The foregoing persons are hereinafter sometimes referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information believed to be accurate after making inquiry to the appropriate party. Hein Park serves as the investment manager of certain investment funds (collectively, the "Hein Park Funds") that hold the Shares reported herein and in its capacity as investment manager of the Hein Park Funds, Hein Park has voting and dispositive power over the Shares held by the Hein Park Funds. Hein Park GP serves as the general partner of, and in such capacity controls, Hein Park and Hein Park GP is managed and controlled by Carson.
This Schedule 13D relates to the Shares held of record by the Hein Park Funds.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 41st Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of Hein Park, Hein Park GP and Carson is to serve as an investment manager or adviser to various investment funds.
Criminal convictions in the last five years: During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hein Park is a limited partnership organized under the laws of the State of Delaware. Hein Park GP is a limited liability company organized under the laws of the State of Delaware. Carson is a United States citizen.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a)-(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 37,263,876 shares of Common Stock outstanding as of May 2, 2025, as reported in the Issuer's Form 10-Q filed on May 7, 2025. By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such Reporting Person is for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
Transactions in the class effected during the past sixty days: Set forth on Exhibit 3 hereto are all the transactions in the shares of Common Stock effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: The partners and members of the Hein Park Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of the Hein Park Funds in accordance with their ownership interests in the respective Hein Park Fund. No individual partner or member of any Hein Park Fund has the right to receive or the power to direct the receipt of the dividends from, or the proceeds of the sale of, more than five percent of such Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 3 - Transactions in Shares of Common Stock effectuated by the Reporting Persons during the past sixty days.

## Signatures
- Hein Park Capital Management LP: /s/ Jay Schoenfarber, Authorized Signatory, Hein Park Capital Management GP, LLC, its General Partner (05/19/2025)
- Hein Park Capital Management GP LLC: /s/ Jay Schoenfarber, Authorized Signatory, Hein Park Capital Management GP, LLC, its General Partner (05/19/2025)
- Courtney W. Carson: /s/ Courtney W. Carson, Courtney W. Carson (05/19/2025)